

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2023

Rajeev Goel
Chief Executive Officer
PubMatic, Inc.
601 Marshall Street
Redwood City, CA 94063

      Re: PubMatic, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2022
            File No. 001-39748

Dear Rajeev Goel:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology